Exhibit 99.2

Management Discussion and Analysis
For the three months ended September 30, 2009

INNEXUS BIOTECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For The Three Months Ended September 30, 2009

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended June 30, 2009 which were prepared and audited in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is dated as of November 18, 2009.

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).

As used in this Management’s Discussion and Analysis, the terms “InNexus,” “the Company,” “we,” “us,” or “our” mean InNexus Biotechnology Inc and its consolidated subsidiaries as a whole, unless the context indicates otherwise. Except as otherwise stated, the information contained herein is as of September 30, 2009.

Special Note on Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by United States Food & Drug Administration (“FDA”) or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this document.

Overview and Corporate Development Update

InNexus Biotechnology Inc. is headquartered in Vancouver, British Columbia with principal management and developmental facilities based in Scottsdale, Arizona on the campus of The Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.

InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing and sale of our technologies and services.

INNEXUS BIOTECHNOLOGY INC.

Our business strategy is to develop and market Dynamic Cross Linking (“DXL™”) technology to the biotechnology and pharmaceutical community by launching and developing multiple product candidates. These candidates include potential therapeutic and diagnostic products. We may be paid front-end payments, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D, and products based on DXL™ technology by emphasizing the development of pre clinical and early clinical developments with an eye on commercializing these opportunities to the industry. InNexus is focused on developing products and moving them through a transaction that will provide additional funds to us for the creation of additional products.

We have a dual mission of monetizing our technology through partnerships and advancing DXL™ technology into the clinic.

Developing DXL™ Technology

InNexus is developing its DXL™ technology using it to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that creates new products and/or enhances existing monoclonal antibodies and applies to virtually all antibody products currently in development. DXL™ enhancements can increase the potency of antibodies and present opportunities for creating new intellectual property.

InNexus’ DXL™ technology has broad applications for developers of monoclonal antibody products. The technology could potentially enable the following:

  Increase potency and thus profitability of FDA-approved products. There are currently numerous approved and pending antibody products with a large combined annual market of approximately US$30 billion in worldwide sales. Many products have consumed a significant portion of their patent life before reaching the product approval stage. Application of DXL™ technology to such products may provide opportunities to extend patent and/or franchise opportunities.

  Create new patents of existing antibody diagnostics and therapeutics. Each antibody developed with DXL™ technology may represent a new, patentable invention. This provides InNexus and partners the ability to pursue products and markets in which there are already established competitors.

  Convert existing, non-product grade antibodies into ones with greater potential. This may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates.

  Create new uses and large new markets for antibody products which did not previously exist.

DXL™ technology gives us a strategic competitive advantage: the ability to apply DXL™ technology to existing FDA approved products to make them more effective without changing the fundamental characteristics of how the product seeks its target such as cancer and potentially extend their patent life. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts faster than our competitors.

During the past year, InNexus has advanced its goals by:

  filing certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform, including a quantitative amplification technology aimed at improving and accelerating the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

  filing for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desirable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

INNEXUS BIOTECHNOLOGY INC.

  receiving patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL™ technology in Europe.

  visiting the FDA, where they completed a comprehensive review of the development plans for InNexus’ lead candidate, DXL625 (CD20) for the prospective treatment of Non-Hodgkin’s Lymphoma (NHL) and/or Chronic Lymphocytic Leukemia (CLL). InNexus’ submission included detailed information on plans for a Phase I clinical program, preclinical pharmacology and toxicology data and its current manufacturing. At the Pre-IND meeting, FDA supported InNexus’ current manufacturing plans stating that the plans were suitable for the manufacture of Phase I product of DXL625 onsite at InNexus. The FDA also reviewed our completed animal testing and recommended a more expeditious design for the final animal studies to set the state for human studies. Per these recommendations, InNexus foresees no regulatory impediment to the initiation of human clinical studies in 2010.

Advancing DXL™ forward

Our advancement of DXL™ technology is anticipated to involve additional partnerships or agreements. In fiscal 2008, InNexus completed a significant partnership agreement and we continue negotiations with multiple potential partners for other collaborative arrangements.

Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology.

Our strategy for growth includes the following elements:

•	Invest financial, human and lab resources in DXL625 (CD20) and DXL702 (HER2/neu) for near- term growth.

Over the last year:

o

we announced preliminary data showing an increase of potency of DXL625, compared with Rituxan®. Our data shows that DXL625 showed increased binding to the target antigen (CD20) on non-hodgkin’s lymphoma (“NHL”) tumor cells. Studies done at InNexus have also discovered that DXL625 has greater killing potency than Rituxan® in cell lines of both moderate and low expressors of CD20, the target used to attack NHL. Additional results demonstrated DXL625 more potently induced apoptosis (cell suicide) in B-cell lymphoma cells and B-cell leukemia (Hairy Cells). Data showing that the mechanisms of inducing apoptosis is via DXL-induced antibody crosslinking introduces an important advantage over Rituxan® and has the potential to overcome certain forms of resistance to efficacy of anti-CD20 treatment.

o

we completed a large scale primate study of DXL625. The single injection, multidose test provided preliminary toxicity and pharmokinetic data of our product and demonstrated B-cell depletion even at the lowest dose of DXL625 tested (1 mg/kg). No adverse events were observed and complete recovery of B cells was seen in all cynomolgus monkeys. The study represents the pilot portion of our drug development plan and has provided data to plan the IND-enabling long term multidose study that will move us toward human clinical trial testing with DXL625. Results of this study were presented at the 2009 AACR meeting.

INNEXUS BIOTECHNOLOGY INC.

o

we announced the results of an extensive mouse tumor study demonstrating superiority of InNexus’ DXL625 (CD20) versus Rituxan® in the xenograft model. An independent group investigating the survival of mice intravenously injected with B-lymphoma cells and treated subsequently with DXL625 showed a significant improvement in outcome compared to animals treated with equivalent doses of Rituxan®.

o

we completed proof-of-principle studies for the breast cancer product DXL702(HER2); these xenotransplantation experiments established the superiority of DXL702 over Herceptin to arrest growth of orthotopic tumor cell implants in immunocompromised mice. The tumor line chosen was one with low expression of the HER2 target antigen and this result provides further evidence that DXL702 can kill tumors that may evade existing treatment because of low expression of the intended target. Follow-up studies of the histology of the tumors shows clear differences in the cytolytic activity of 702 vs. the control Herceptin against this low expressing tumor.

•	Launch additional DXL ™ based products

o

we added a new product, DXLr120 (CD20). This is the third product added to the growing InNexus pipeline and was developed using new recombinant methods to produce a DXL™ CD20 antibody. In addition, recombinant forms of DXL702 are being prepared and tested for enhanced potency.

o

we have shown that controlled proprietary processes with certain antibodies can produce products with properties similar to the DXL™ antibodies. These data were presented at the 2009 AACR meeting. Patent application for this novel method is sought.

o

we announced the development of a new antibody product from our DXL™ platform technology, DXL1218 (EGFR), for the prospective treatment of colorectal cancer, for which recent experimental data suggests that DXL1218 (EGFR) is superior to competing commercialized products on the market, such as ERBITUX® (cetuximab), in terms of potency and efficacy. Different forms of this antibody will be prepared in order to select those with maximum efficacy and minimum off target reactivity to lessen known side-effect of treatment with EGFR antibodies.

o

we filed certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform. The tools continue development as a quantitative amplification technology aimed at improving and speeding up the development of antibody- based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

o

we filed for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desireable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•	Capture opportunities with collaborations, licensing and/or joint activities

o

we entered into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments for endometriosis, a painful condition that can lead to other conditions, such as infertility.

INNEXUS BIOTECHNOLOGY INC.

o	we announced that we had received patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL™ technology in Europe.

o	we announced formed an alliance with Genhelix to set the stage for a planned strategic collaboration to focus on developing novel antibodies engineered with InNexus’ DXL™ technology.

R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.

Appointments of Officers and Directors

As of September 30, 2009, the Board of Directors consisted of four members: Jeff Morhet, CEO and Chairman of the Board; Dr. Leroy Chiao, Raymond Mullaney and David Warden. Officers include Dr. Thomas Kindt, Chief Scientific Officer; David Petulla, Chief Financial Officer and Dr. Jur Strobos, VP Clinical and Regulatory Affairs.

Responsibility for the audit and compensation committees of the Board consist of independent directors Leroy Chiao, Governance and Compensation Committee Chair and David Warden, Audit Committee Chair. These committees were first established following the appointment of Jeff Morhet as Chairman of the Board in fiscal year 2007.

Establishment of the Scientific Advisory Board

InNexus charges it’s Scientific Advisory Board with the responsibility to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology. On September 30, 2009, our Scientific Advisory Board included Dr. J. Donald Capra, Dr. Carlos Arteaga, Dr. Judith James, Dr. Thomas Kindt, Dr. Ronald Levy, Dr. John Minna, Dr. Jur Strobos, Dr. Ellen Vitetta, Dr. Daniel Van Hoff, Dr. Martin Weigert and Dr. Maurizio Zanetti.

Results of Operations

During the quarter ended September 30, 2009 we incurred a loss of $1,647,623 or $0.02 per share as compared to a loss of $1,883,522 or $0.03 per share for the quarter ended September 30, 2008. Total operating expenses for the current quarter decreased by $804,895 from $1,816,966 for the quarter ended September 30, 2008 to $1,012,071 for the quarter ended September 30, 2009. The decreased in operating expenses is primarily related to a cost reduction program implemented in early 2009. Our cost reduction program was implemented in response to our inability to secure funding during 2009 due to the current challenges in the capital markets and included the downsizing of the operations at the Scottsdale location, subleasing of a portion of our office and laboratory space and the reduction of research and administrative expenses during the current quarter to reduce our monthly cash consumption.

The details of selected, significant differences between the quarter ended September 30, 2009 and the quarter ended September 30, 2008 are as follows:

Research and Development: In the fiscal year 2008, we began capitalizing the costs related to our DXL625 product because the product had reached a point in its development where it has inherent salable value.

INNEXUS BIOTECHNOLOGY INC.

During the first quarter ended September 30, 2008 we recognized total capitalized development costs of $876,667. No development expenses were capitalized during the first quarter of 2009 as our research and development efforts were focused on other products.

For the quarter ended September 30 2009, Research and Development expenses were $399,046 compared to $768,677 for the prior year quarter, a decrease of $369,631 or 48%. There were significant decreases in almost every expense category, primarily due to the cost reduction program at the Scottsdale location, offset by the capitalization of development costs in the 2008 quarter, previously explained.

With respect to the Research and Development expenses, the following significant changes during the quarter ended September 30, 2009:

  Compensation decreased $182,346, or 71% (2009 - $73,804; 2008 - $256,150). Scientific headcount decreased from 17 people at September 30, 2008 to 5 at September 30, 2009 due to downsizing related to reducing costs. Employee benefits and payroll taxes decreased $13,927 related to the downsizing during the same time period from $18,934 in the quarter ended September 30, 2008 to $5,007 during the same time period in 2009.

  Research studies decreased by $48,193 or 100%. During the quarter ended September 30, 2008, the Company completed a research study related to its DXL702 product. There were no research study expenses during the same time period in 2009.

  Research supplies decreased $22,920, or 55%, (2009 - $18,737; 2008 – $41,657). The decrease reflects the reduced need for supplies due to the reduction in headcount associated with the cost reduction program in quarter ended September 30, 2009.

  Travel expenses related to research and development as well as conferences and employee training decreased $49,579 (2009 - $3,840; 2008 - $53,419), primarily due to the elimination of most travel and conferences in order to conserve cash during the 2009 quarter.

  Amortization expense increased by $42,774 (2009 - $109,203; 2008 - $66,429), due an increase in asset purchases during the first half of FY2009 and the capitalization of amortization costs related specifically to product DXL625 during the quarter ended September 30, 2008.

General and Administrative: During the quarter ended September 30, 2009, General and Administrative expenses were $613,025 a decrease of $435,264, or 42% from $1,048,289 for the quarter ended September 30, 2008. The decrease in gross general and administrative expenses in the quarter ended September 30, 2009 is directly attributable to our cost reduction program to conserve cash that was initiated in early 2009. With respect to general and administrative expenses, the following significant increases occurred during the quarter ended September 30, 2009 compared with the same period in the prior year:

  Legal and accounting fees decreased $267,720 or 88%, (2009 - $35,562; 2008 - $303,282). The decrease resulted from a lower level of accounting and legal activity for corporate governance activity, decreased patent activity and litigation relating to claims arising from our operations in the normal course of business.

  Director’s fees and expenses decreased by $144,344 or 100%. In February 2009, the Board of Directors voted to discontinue temporarily the payment of fees and expenses.

  Foreign currency translation expenses decreased $85,530, (2009 - $ (148,655); 2008 - $(63,125). The Canadian dollar gained value during the quarter ended September 30, 2009 against the US dollar, which is the currency in which most of our transactions are recorded.

INNEXUS BIOTECHNOLOGY INC.

  Travel expenses as well as conferences and employee training decreased $63,154, (2009 - $8,972; 2008 - $72,126), primarily due to the overall reduction of expenses to conserve cash.

  Compensation and Consulting expenses increased $101,883, (2009 - $492,789; 2008 - $390,906) as the Company allocated less of these costs to research and development projects during the current quarter and the capitalization of consulting fees related to product DXL625 during the quarter ended September 30, 2008 that lowered expenses during the period.

During the quarter ended September 30, 2009, we received interest income of $8 and $1,139 in the prior year quarter and had interest expense of $629,795 for the quarter ended September 30, 2009 and $67,695 in the prior year quarter. During the quarter ended September 30, 2008, we had larger average cash balances primarily due to equity placements than in the 2009 quarter. For the quarter ended September 30, 2009, the accrued interest on debt, coupled with the non cash interest and accretion on our debt, neither of which existed in the 2008 quarter, caused the increase in interest expense during the quarter ended September 30, 2009.

Selected Annual Information
Expressed in Canadian $	Year ended	Year ended	Year ended
	June 30, 2009	June 30, 2008	June 30, 2007
Revenue	-	1,010	15,274
Net loss	8,017,224	5,887,642	5,172,010
Per share - basic and diluted	(0.11)	(0.11)	(0.13)
Total assets	4,683,512	6,206,501	7,489,030
Long-term liabilities	2,571,511	-	1,492,142
Dividend accrued on Preferred
Shares - Series A	166,464	603,541	359,087

Summary of Quarterly Results
 Expressed in Canadian $ (in thousands except per share data)

		Q1-10	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08
Revenue		$-	$-	$-	$-	$-	$-	$-	$1

Net loss	(1)	$(1,648)	$(1,847)	$(2,287)	$(1,999)	$(1,884)	$(1,792)	$(1,133)	$(2,047)
Loss per
share	(2)	$(0.02)	$(0.02)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.05)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.
(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

Trend analysis

Throughout the quarter ended September 30, 2009 we were able to perform in accordance with the business strategy that we had built in prior years. We continued negotiations with several potential partners and formed an alliance with Genhelix to set the stage for a planned strategic collaboration to focus on developing novel antibodies engineered with InNexus’ DXL™ technology.

INNEXUS BIOTECHNOLOGY INC.

However, we were forced to continue the cost reduction program installed early in fiscal 2009 so we could continue to reduce our monthly burn. We continued to downsize our Scottsdale, Arizona operations and were able to further reduce our operating costs. Our downsizing is now complete and we expect our monthly expenditures to remain at their current levels for the remainder of fiscal year 2010 as we focus our efforts on raising capital and expanding our business development activities for the licensing and sale of our technologies and services to increase revenue. In the current economic climate, where the capital and other financial markets are extremely difficult to access, our utmost objective is to execute initiatives that will enhance our ability to continue as a going concern.

To date, we have no net earnings, minimal revenue and negative operating cash flows, that are expected to continue at least for the near term. Our ability to continue as a going concern and accomplish all of our future strategic plans is dependent upon obtaining additional financing or executing other strategic options, however, there is no assurance that we will achieve these objectives. We are aggressively pursuing a number of alternatives to raise additional capital in the near term including seeking additional equity funding, entering into licensing and purchase agreements to generate revenue and selling equipment. There can no assurance that we will be successful in raising additional investment capital, realizing assets, or achieving revenue to generate sufficient cash flows to continue as a going concern. As a result, there is significant risk regarding our ability to continue as a going concern.

In the fourth quarter of fiscal 2007, we entered into a sales agreement with Royalty Pharma whereby significant operating revenues could occur. There is a potential US$30,000,000 which could be received upon InNexus’ meeting specified milestones in the contracts. As of September 30, 2009 and 2008, we believe certain of these milestones have been met. Discussions continue with Royalty Pharma concerning each party’s obligation under the purchase agreement. There is no guarantee that these discussions will result in additional cash proceeds, nor is there any assurance that additional sales contracts will follow.

Liquidity and Capital Resources

At September 30, 2009, we had negative working capital of $4,604,709 compared to negative working capital of $3,794,397 at June 30, 2009. Unrestricted cash balances decreased to $46,920 at September 30, 2009 from $124,344 at June 30, 2009.

The cash used in operating activities was significantly reduced by $624,226 from $1,264,631 in the September 2008 quarter to $640,405 in the September 2009 quarter primarily due to the cost reduction activities during the current quarter. Our vendor base continues to carry a portion of our financing load.

We were able to sell some equipment during the quarter ended September 30, 2009 and generate $34,451 of cash. Capitalization of development costs for DXL625 of $791,684 and the purchase of equipment of $86,571 accounted for all cash requirements for investing activities for the quarter ended September 30, 2008.

Cash provided by financing activities in the period ended September 30, 2009 were $540,704 of borrowings from the bridge loan facility. The 2008 quarter had no activity related to financing activities.

On November 21, 2008, in a private placement, we issued $2,368,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. We may opt to redeem the convertible debentures at the $0.10 conversion price if our common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date.

INNEXUS BIOTECHNOLOGY INC.

For the notes, we received cash proceeds of $586,948, satisfaction of accrued and future expenses of $483,000 from board members and senior management of the Company and applied a redemption of 10,000 preferred shares – series A at $100 per share and accrued dividends on the shares of $294,466. In addition, a non-related party received a $9,100 finder’s fee in accordance with policies of the TSX Venture Exchange.

On December 19, 2008 in a private placement, we issued $1,696,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning December 19, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. We may opt to redeem the convertible debentures at the $0.10 conversion price if our common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, we received cash proceeds of $487,155, applied redemption of 9,240 preferred shares – series A at $100 per share and accrued dividends on the shares of $284,846. A non-related party received a $7,000 finder’s fee in accordance with policies of the TSX Venture Exchange.

On January 23, 2009 in a private placement, the Company issued $503,000 of unsecured convertible debentures. The notes mature on January 23, 2011 and accrue interest at 10% payable quarterly beginning January 23, 2010. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $93,000. $403,000 of the placement satisfied accrued and future expenses.

On March 25, 2009, we entered into a loan facility with a group of investors for an aggregate amount of up to USD$2.5 million. The loan facility bears interest at 12.5% payable in cash or in common shares of InNexus, and matures 6 months from the date of drawdown. InNexus is entitled to extend the term for a further 6 months. The loans are repayable at any time subject to a 5% penalty. In connection with the loan, InNexus will issue to the lenders at closing common share purchase warrants obtained by 1) dividing each lender’s loan value by b) the then prevailing market price c) multiplied by 25%. Each warrant will entitle the holder to acquire one common share of InNexus at a price equal to the greater of $0.10 or the then prevailing market price. The purchase warrants are exercisable for the earlier of a period of 60 months from closing or complete repayment of the total loan. Proceeds of the loan facility are intended to be used for paying current liabilities and operating expenses for our continued research and development programs. At September 30, 2009, we had borrowed US$1,812,500 and issued 6,455,302 warrants under the loan facility, of which we received US$1,005,000 in cash and US$807,500 was used to satisfy accrued expenses from our senior management and consultants.

We have traditionally relied and still rely on obtaining capital through the sale of our securities or from debt obligations and we expect to do so until we are able to secure adequate revenue from licensing and/or sales of our technologies, or other operating activities. Raising capital is highly dependent upon numerous conditions, such as the state of the capital markets, success in contractual negotiations with third parties, success of products using our technology and other factors, many of which are largely out of our control. We have, in the past, been successful in securing sufficient funds through the sale of our securities or debt obligations to meet our operating requirements, and we anticipate that we will continue to do so, but there is no assurance that we will be able to raise sufficient capital to fund our operations through the sale of its securities or debt obligations on terms favorable to us.

Commitments

In June 2007, we completed a sale of advance revenue rights for an undeveloped product. Concurrently, a sale of common shares occurred with the same party to the sale. Total proceeds of $3,196,815 recognized for the sale and placement was used by the Company on the development of the specified product.

INNEXUS BIOTECHNOLOGY INC.

In March 2008 at our annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of September 30, 2009 no additional proceeds had been received and no additional compensation was owed.

On September 27, 2006, we signed a non-cancelable operating lease agreement for our corporate head office and laboratory located on the campus of the Mayo Clinic in Scottsdale, Arizona. The agreement calls for payments of US$46,710 per month through September 2016.

Anticipated minimum annual rental payment under the agreement (US$):
2010 (nine months remaining)	$420,390
2011	560,520
2012	560,520
2013	560,520
2014	560,520
Thereafter	1,261,170
$3,923,640

During fiscal year 2008 and 2009, we subleased part of our office and laboratory space. For the quarter ended September 30, 2009, we received CAD$109,766 of sub-lease income against gross rent expense and CAD$31,987 for the quarter ended September 30, 2008.

Related party transactions

During the quarter ended September 30, 2009 and September 30, 2008 there were no related party transactions.

Changes in Accounting Policies

During the year ended June 30, 2008 we changed our functional currency to the United States dollar from the Canadian dollar.

As of July 1, 2008, the Company chose to adopt early the CICA Handbook Section 3064, Goodwill and Intangible Assets, which replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an intangible asset and the criteria for asset recognition as well as classifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. The change as result of early adoption of accounting standard in respect of development costs has been applied. The impact of adopting this standard had been to capitalize $876,667 of development costs related to the DXL625 product during the quarter ended September 30, 2008 and $0 during the quarter ended September 30, 2009.

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

CICA Handbook Section 1582, Business Combinations, establishes the standards for the accounting of business combinations, and stated that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at acquisition date fair value. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date.

INNEXUS BIOTECHNOLOGY INC.

This standard is equivalent to the International Financial Reporting Standard on business combinations. The Company will be required to adopt this standard prospectively for business combinations with acquisition dates no later than April 1, 2011. The Company is currently assessing the impact of adopting this standard on financial statements.

CICA issued Handbook Section 1602, Non-Controlling Interests establishes the standards for accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and effective for the Company on April 1, 2011. The Company is assessing the impact of adopting this standard on financial statements.

Equity Securities Issued and Outstanding

We had 80,159,300 common shares authorized, issued and outstanding as of September 30, 2009 and 70,012,834 at June 30, 2009.

As of September 30, 2009 we had 245,546 and June 30, 2009, 5,646,395 authorized, issued and outstanding prepaid stock purchase warrants that are convertible at the option of the holders into an equal number of the Company’s common shares without any payment of additional cash. We consider the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.

At September 30, 2009 we had 467,188 and at June 30, 2008, 1,866,875 outstanding, exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional cash consideration.

In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, there were 22,565 convertible preferred shares issued and outstanding as at June 30, 2008. In November and December 2008, we converted 21,085 convertible preferred shares to convertible debentures. At June 30, 2009, 3,325 convertible preferred shares – series A remain. Each convertible preferred share is convertible into 400 common shares of the Company. As of September 30, 2009 and June 30, 2009, 1,330,000 in common shares had been allotted for future conversion.

As of September 30, 2009, 12,029,050 stock options with a weighted average exercise price of $0.24 as well as 35,120,411 share purchase warrants (100% equivalent units) with exercise prices ranging from $0.10 to $1.34 were outstanding. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.

Current Outlook and Business Risk Factors

Our company continues to concentrate on developing our science, product candidates and credibility in the pharmaceutical industry. We continue to build a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and our Board of Directors. Our state-of-the-art research & development laboratories located on the campus of the Mayo Clinic are staffed with a team of qualified professionals focused on the development of DXL™ products. In March 2009, we had a meeting with the FDA, where the agency expressed clear support for our product development plans following a comprehensive review of the proposed clinical pathway for our lead preclinical candidate, DXL625 (CD20) for the prospective treatment of Non-Hodgkin’s Lymphoma and/or Chronic Lymphocytic Leukemia.

INNEXUS BIOTECHNOLOGY INC.

The agency also provided a Manufacturing Exception Approval allowing us to manufacture all clinical material needed for DXL625’s Phase l human trial, in our facilities located on the campus of Mayo Clinic in Scottsdale, Arizona. We are securing long-term partners and obtaining funding using equity placements and debt financing so we can advance our products on to the next level of clinical approval.

The antibody industry is growing at an unprecedented rate. Today, it is estimated to have over $30 billion in world-wide sales, and antibodies are expected to be the pharmaceutical industry’s leading choice for the development of new therapeutic compounds. We continue to progress our research and believe we are positioned to take advantage of these market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products..

Technology platform companies like InNexus face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those that our management believes are most important in the context of the Company’s business.

We continue to grow our biotechnology development business but we have no developed or approved products incorporating our DXL™ technologies. We currently rely solely on our DXL™ technology, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. If we are unable to develop monoclonal antibody based products utilizing our DXL™ technology platform, we will not be able to achieve profitable operations. As a result, we will need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel us to cease operations.

We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of our DXL™ products. While we have been able to attract and retain skilled and experienced personnel in the past, no assurance can be given that we will be able to do so in the future.

Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any of our potential products will gain regulatory approval, which can be a long process and could delay our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.

From time to time we are involved in litigation relating to claims arising from our operations in the normal course of business. We utilize various risk management strategies, including employee education and the maintenance of liability insurance against certain risks. Though all litigation contains inherent uncertainty, we do not currently believe that the resolution of any legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows in the future.

Our proprietary technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties who may infringe on our technology.

INNEXUS BIOTECHNOLOGY INC.

In addition, claims of infringement on proprietary rights of third parties may prevent us from marketing our technology or using it to develop products, or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.

We could be exposed to significant liability claims and if we are unable to continue to obtain insurance at acceptable costs and adequate levels, we would be unable to protect ourselves against claims. Also, our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.

Our strategy is to enter into various arrangements for clinical testing and eventual manufacturing, marketing and commercialization of some of our products and product candidates. We expect to enter into collaborations for the potential development and commercialization of our products and product candidates with other companies, pursuant to which we may receive additional funding, including milestone payments. We also intend to enter into additional corporate partnering agreements to develop and commercialize products and product candidates based upon our core technology. There can be no assurance, however, that we will be able to establish such additional collaborations on favorable terms, if at all, or that our current or future collaborative arrangements will be successful. Should any collaborative partner fail to successfully develop or commercialize any product or product candidate to which it has rights, or any of the partner’s products or product candidates to which we have rights, our business may be adversely affected. In addition, while we believe that our actual and eventual collaborative partners will have sufficient economic motivation to continue their funding, there can be no assurance that any of these collaborations will be continued or will result in successfully commercialized products or product candidates. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products or product candidates arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products or product candidates either on their own or in collaboration with others, including our competitors.

The market price of our common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. Exchange rate volatility can have a significant effect on the market prices of securities issued by companies for reasons unrelated to their operating performance. No dividends have been paid to date on our common shares. We anticipate that for the foreseeable future our earnings, if any, will be retained for use in our business and that no cash dividends will be paid on the common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

The Company is not required to file an Annual Information Form under current security legislation and thus has not filed one.

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Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all of our documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Forward-Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.